UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                      VININGS INVESTMENT PROPERTIES TRUST
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                                (Name of Issuer)


             COMMON SHARES OF BENEFICIAL INTEREST, without par value

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                         (Title of Class of Securities)


                                  927428 20 1
                                 (CUSIP Number)
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                               Peter D. Anzo
                     President and Chief Executive Officer
                       Vinings Investment Properties Trust
                              2839 Paces Ferry Road
                                Atlanta, GA 30339
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               March 17, 2000
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No.  927428 20 1                          13D

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               VIP Management, LLC
                                   58-2241652
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [  ]
                                                             (b)  [  ]
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS

                                       WC
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                       [  ]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Georgia
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            100,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             100,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  100,000 Common shares of beneficial interest

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [  ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.09%
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  14   TYPE OF REPORTING PERSON

                                       OO
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


ITEM 1.  SECURITY AND ISSUER
---------------------------------------------

The securities to which this statement relates are the common shares of beneficial interest, without par value (the "Shares"), of Vinings Investment Properties Trust, a Massachusetts business Trust (the "Trust"). The principal executive offices of the Trust are located at 2839 Paces Ferry Road, Suite 1170, Atlanta, GA 30339.

ITEM 2.  IDENTITY AND BACKGROUND
-------------------------------------------------------

This Schedule 13D is filed by VIP Management LLC, a Georgia limited liability company ("VIP"). This Schedule 13D also includes the information required by Items 2-6, inclusive, of Schedule 13D for Mr. Peter D. Anzo ("Mr. Anzo"), the controlling managing member of VIP, as required by the instructions to such schedule. For further information relating solely to Mr. Anzo, please refer to the Schedule 13D filed by Mr. Anzo with the Securities and Exchange Commission on May 2, 2000.

VIP's principal business is property management and its principal business and office addresses are 2839 Paces Ferry Road, Suite 1170, Atlanta, GA 30339.

Mr. Anzo, whose principal business is the acquisition and management of real estate investments, is a citizen of the United States. Mr. Anzo's principal business and office addresses are 2830 Paces Ferry Road, Suite 1170, Atlanta, GA 30339.

During the last five years, neither VIP nor Mr. Anzo have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Effective March 1, 2000, in a private transaction that was completed approximately March 17, 2000, VIP acquired 100,000 Shares for an aggregate purchase price of $545,000 and Mr. Anzo acquired beneficial ownership of 100,000 Shares of the Trust. The source of funds for the acquisition was from working capital of the company.


ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

As described in Item 3 above, VIP acquired ownership of 100,000 Shares of the Trust and Mr. Anzo acquired beneficial ownership in a private transaction that was effective March 1, 2000 and was completed on or about March 17, 2000. The acquisition was for investment purposes only.

Neither VIP nor Mr. Anzo have any present plan or proposal, except as may be required by Mr. Anzo to carry out his duties and responsibilities as Chairman of the Board of Trustees, President and Chief Executive Officer of the Trust, which relates to or would result in:

(a) the acquisition or the disposition of additional securities of the Trust, except that Mr. Anzo has agreed to acquire 470,588 preferred units of the Operating Partnership from Watts Agent, L.P., Gilbert H. Watts, Jr. and any Watts family member ("Watts Affiliates") on the earlier of March 1, 2002 or the acceleration of the maturity of the Margin Loan Note, pursuant to the terms and conditions of that certain Units Purchase and Sale Agreement dated March 1, 2000, which is incorporated herein by reference; however, no assurance can be given that either VIP or Mr. Anzo may not, from time to time, acquire or dispose of additional securities of the Trust depending on future market conditions;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Trust or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Trust or any of its subsidiaries;

(d) any change in the present board of trustees or management of the Trust, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Trust;

(f) any other material change in the Trust's business or corporate structure;

(g) changes in the Trust's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Trust by any person;

(h) a class of securities of the Trust to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Trust becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER
-----------------------------------------

(a) VIP beneficially owns 100,000 Shares of the Trust, representing 9.09% of the issued and outstanding Shares as of the date hereof.

Mr. Anzo beneficially owns an aggregate of 716,641 Shares of the Trust, including the Shares owned by VIP, representing 61.67% of the issued and outstanding Shares as of the date hereof.

(b) VIP has sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of 100,000 Shares of the Trust.

Mr. Anzo has sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of an aggregate of 716,641 Shares of the Trust, including the Shares owned by VIP.

(c) In a private transaction that was effective March 1, 2000 and completed on or about March 17, 2000, VIP purchased 100,000 Shares for a price of $5.45 per Share. There has been no transaction in the class of securities of the Trust by VIP or Mr. Anzo since the filing of Mr. Anzo's amended 13D on May 2, 2000.

(d) The members of VIP will be entitled to receive dividends on the Shares and any proceeds of a sale of the Shares.

(e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
-----------------------------------------------------------------

As previously reported in Mr. Anzo's 13D filed on May 2, 2000, Mr. Anzo has pledged 566,966 Shares, including the VIP Shares, to Watts Agent, L.P. pursuant to the terms of that certain Margin Stock Pledge Agreement by and between Peter
D. Anzo and Watts Agent, L.P., (the "Stock Pledge Agreement"), which is incorporated herein by reference. In brief, the Stock Pledge Agreement provides that Mr. Anzo retains all voting power with respect to the pledged Shares unless and until an Event of Default occurs. According to the terms of the Stock Pledge Agreement, an Event of Default will occur if, among other things, (a) Mr. Anzo fails to make payments on a promissory note dated March 1, 2000 to Watts Agent, L.P., which is incorporated herewith by reference, or (b) Mr. Anzo fails to perform any convenant contained in the Stock Pledge Agreement. In the event that an Event of Default occurs, Watts Agent, L.P. may elect to take legal title to the pledged Shares.

As reported in Item 4 above, Mr. Anzo has agreed to acquire 470,588 preferred units in the Operating Partnership from Watts Affiliates on the earlier of March 1, 2002 or the acceleration of the maturity of the Margin Loan Note, pursuant to the terms and conditions of that certain Units Purchase and Sale Agreement dated March 1, 2000, which is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

As noted below, certain of the exhibits required by this Item 7 have been filed with previous reports by Mr. Anzo and are incorporated by reference herein.

(a)   Promissory   Note  dated  March  1,  2000  in  the  amount  of  $1,285,000
(Incorporated  by  reference to Exhibit 10.2 to Mr.  Anzo's  Amendment  No. 4 to
Schedule 13D filed on May 2, 2000, File No. 005-39358).

(b) Margin Stock Pledge Agreement dated March 1, 2000 (Incorporated by reference to Exhibit 10.3 to Mr. Anzo's Amendment No. 4 to Schedule 13D filed on May 2, 2000, File No. 005-39358).

(c) Amendment to the Margin Stock Pledge Agreement dated March 1, 2000 (Incorporated by reference to Exhibit 10.4 to Mr. Anzo's Amendment No. 4 to
Schedule 13D filed on May 2, 2000, File No. 005-39358).

(d) Units Purchase and Sale Agreement dated March 1, 2000 (Incorporated by reference to Exhibit 10.5 to Mr. Anzo's Amendment No. 4 to Schedule 13D filed on May 2, 2000, File No. 005-39358).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  July 11, 2000

                                  VIP Management, LLC

                                      /s/ Peter D. Anzo
                                  By: _______________________________
                                      Peter D. Anzo
                                      Manager